     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MARCH 23, 2000

                                                      REGISTRATION NO. 333-31896
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------


                                 POST-EFFECTIVE

                                   AMENDMENT

                                     NO. 1


                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                           C-CUBE SEMICONDUCTOR INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

             DELAWARE                             3577                            77-0192108
 (STATE OR OTHER JURISDICTION OF      (PRIMARY STANDARD INDUSTRIAL             (I.R.S. EMPLOYER
  INCORPORATION OR ORGANIZATION)      CLASSIFICATION CODE NUMBER)           IDENTIFICATION NUMBER)

                              1778 MCCARTHY BLVD.
                           MILPITAS, CALIFORNIA 95035
                                 (408) 490-8000
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                              ALEXANDRE BALKANSKI
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                            C-CUBE MICROSYSTEMS INC.
                              1778 MCCARTHY BLVD.
                           MILPITAS, CALIFORNIA 95035
                                 (408) 490-8000
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)
                            ------------------------

                                   COPIES TO:

                             LARRY W. SONSINI, ESQ.
                            STEVE L. CAMAHORT, ESQ.
                              KELLY S. BOYD, ESQ.
                        WILSON SONSINI GOODRICH & ROSATI
                            PROFESSIONAL CORPORATION
                               650 PAGE MILL ROAD
                          PALO ALTO, CALIFORNIA 94304
                                 (650) 493-9300
                            ------------------------

   APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE OF THE SECURITIES TO THE
                                    PUBLIC:
As soon as practicable after the effective date of this Registration Statement.
                            ------------------------

    If any of the securities being registered on this Form are being offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ ]

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If delivery of the Prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                            ------------------------

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                EXPLANATORY NOTE



     This Post-Effective Amendment No. 1 to the Registrant's Registration Statement on Form S-1 (File No. 333-31896) is being filed solely for the purpose of filing exhibits.


                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table sets forth the costs and expenses payable by the Registrant in connection with the sale of Common Stock being registered. All amounts are estimates except the registration fee and the NASD filing fee.

                                                               AMOUNT
                                                               TO BE
                                                                PAID
                                                              --------
Registration Fee............................................  $316,800
NASD Fee....................................................     6,000
Nasdaq National Market Listing Fee..........................
Printing and Engraving......................................   300,000
Legal Fees and Expenses.....................................   400,000
Accounting Fees and Expenses................................   300,000
Blue Sky Fees and Expenses..................................     6,000
Transfer Agent Fees.........................................    20,000
Miscellaneous...............................................  $100,000
                                                              --------
  Total.....................................................
                                                              ========

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     As permitted by Section 145 of the Delaware General Corporation Law, the Registrant's certificate of incorporation includes a provision that eliminates the personal liability of its directors for monetary damages for breach or alleged breach of their duty of care to the Company or its stockholders. In addition, as permitted by Section 145 of the Delaware General Corporation Law, the certificate of incorporation of the Registrant provides, inter alia, that each person who is made a party or is threatened to be made a party to or otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (hereinafter a "proceeding"), by reason of the fact that he or she is or was a director or officer of the Company or, while a director or officer of the Company, is or was serving at the request of the Company as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to an employee benefit plan (hereinafter an "indemnitee"), whether the basis of such proceeding is alleged action in an official capacity as a director or officer or in any other capacity while serving as a director or officer, is authorized to be indemnified and held harmless by the Company to the fullest extent authorized by the Delaware General Corporation Law, as the same exists or may hereafter be amended, against all expense, liability and loss (including attorneys' fees, judgments, fines, ERISA excise taxes or penalties and amounts paid in settlement) reasonably incurred or suffered by such indemnitee in connection therewith and such indemnification shall continue as to an indemnitee's heirs, executors and administrators; provided, however, that, except with respect to the proceedings brought by an indemnitee to enforce rights to indemnification (subject to certain restrictions and as more fully described in the Registrant's certificate of incorporation), the Company shall indemnify any such indemnitee in connection with a proceeding (or part thereof) initiated by such indemnitee only if such proceeding (or part thereof) was authorized by the Board of Directors of the Company. The right to indemnification conferred in the Registrant's certificate of incorporation includes the right to be paid by the Company the expenses incurred in connection with any such proceeding in advance of its final disposition; provided, however, that, if and to the extent that the Delaware General Corporation Law requires, such an advancement of expenses incurred by an indemnitee in his or her capacity in which service was or is rendered by such indemnitee, including, without limitation, service with respect to an employee benefit plan, shall be made only upon delivery to the Company of an undertaking by or on behalf of such indemnitee, to repay all amounts so advanced if it shall ultimately be determined by final judicial decision from which there is no further right to appeal that such indemnitee is not entitled to be indemnified for such expenses under the Company's certificate of incorporation or otherwise.

     The Registrant's policy is to enter into indemnification agreements with each of its directors and executive officers that provide the maximum indemnity allowed to directors and executive officers by Section 145 of the Delaware General Corporation Law and the Bylaws, as well as certain additional procedural protections. The indemnity agreements provide that directors and executive officers will be indemnified to the fullest possible extent not prohibited by law against all expenses (including attorney's fees) and settlement amounts paid or incurred by them in any action or proceeding, including any derivative action by or in the right of the Registrant, on account of their services as directors or executive officers of the Registrant or as directors or officers of any other company or enterprise when they are serving in such capacities at the request of the Registrant. Pursuant to the indemnity agreements, the Company will not be obligated to indemnify or advance expenses to an indemnified party with respect to proceedings or claims initiated by the indemnified party and not by way of defense, except with respect to proceedings specifically authorized by the Board of Directors or brought to enforce a right to indemnification under such indemnity agreement, the Company's certificate of incorporation, Bylaws or any statute or law, or as otherwise required under Section 145 of the Delaware General Corporation Law. Also under the indemnity agreements, the Company is not obligated to indemnify the indemnified party for (i) any expenses incurred by the indemnified party with respect to any proceeding instituted by the indemnified party to enforce or interpret the agreement, if a court of competent jurisdiction determines that each of the material assertions made by the indemnified party in such proceeding was not made in good faith or was frivolous, (ii) acts, omissions or transactions on the part of the indemnified party from which such party may not be relieved of liability under applicable law or (iii) expenses and the payment of profits arising from the purchase and sale by the indemnified party of securities in violation of Section 16(b) of the Exchange Act, or any similar or successor statute.

     The indemnification provisions in the certificate of incorporation and the indemnification agreements entered into between the Registrant and its directors and executive officers, may be sufficiently broad to permit indemnification of the Registrant's officers and directors for liabilities arising under the 1933 Act.

     Reference is made to the following documents filed as exhibits to this Registration Statement regarding relevant indemnification provisions described above and elsewhere herein:

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

     The following sets forth information regarding all securities sold by Semiconductor since its date of incorporation:

     In February 2000, Semiconductor entered into a securities purchase agreement with Thomson Multimedia S.A.. The securities purchase agreement provides that, for a purchase price of $19.78 per share of common stock, Thomson will receive 474,747 shares of Semiconductor's common stock and a warrant to purchase 949,494 shares of Semiconductor's common stock at an exercise price of $19.78. The warrant is fully-vested upon issuance and is exercisable approximately seven (7) years from the date of the agreement. Notwithstanding this provision, if Thomson attains certain milestones, the warrant will be accelerated and exercisable in part. All of the securities issued to Thomson pursuant to the agreement are restricted securities that have not been registered under the Securities Act and that have been acquired for investment purposes and not to resell.

     If Thomson wishes to dispose of 33% or more of the securities that it obtained pursuant to the agreement, Semiconductor will have the first right to repurchase the shares in whole or in part for cash at the amount specified in the transfer notice provided to Semiconductor by Thomson. If Semiconductor chooses not to exercise this right, Thomson is free to transfer the shares on terms not materially less favorable than those offered by Semiconductor to the potential purchaser. Transfers to qualified institutional buyers are exempt from this right of first refusal.

     The foregoing transaction did not involve any underwriters, underwriting discounts or commissions, or any public offering, and we believe that the transaction was exempt from the registration requirements of the Securities Act by virtue of Section 4(2) thereof and Regulation D promulgated thereunder. The recipients in such transactions represented their intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were affixed to the share certificates and instruments issued in such transactions. All recipients had adequate access to information about the Company.

ITEM 16. EXHIBITS AND FINANCIAL SCHEDULES

(a) EXHIBITS


                              EXHIBIT DESCRIPTION
                              -------------------
 3.1*     Certificate of Incorporation of C-Cube Semiconductor Inc.
 3.2*     Bylaws of C-Cube Semiconductor Inc.
 4.2      Specimen Stock Certificate
 5.1**    Form of Legal Opinion
 8.1**    Form of Tax Opinion
10.1**    Form of Separation and Distribution Agreement between C-Cube
          Microsystems Inc. and C-Cube Semiconductor Inc.
10.2**    Form of Tax Sharing Agreement between C-Cube Microsystems
          Inc. and C-Cube Semiconductor Inc.
10.3**    Form of Assignment and Assumption Agreement between C-Cube
          Microsystems Inc. and C-Cube Semiconductor Inc.
10.4**    Form of Indemnification and Insurance Matters Agreement
          between C-Cube Microsystems Inc. and C-Cube Semiconductor
          Inc.
10.5**    Form of Transitional Services Agreement between C-Cube
          Microsystems Inc. and C-Cube Semiconductor Inc.
10.6*     Form of Officers' and Directors' Indemnification Agreement.
10.7*     Securities Purchase Agreement by and between C-Cube
          Semiconductor Inc. and Thomson Multimedia S.A. dated as of
          February 11, 2000.
10.8*+    Form of Warrant for Thomson Multimedia S.A.
10.9      2000 Stock Plan
10.10     Form of 2000 Stock Plan Agreement
10.11     2000 Employee Stock Purchase Plan
10.12     Form of 2000 Employee Stock Purchase Plan Agreement
10.13     2000 Director Option Plan
10.14     Form of 2000 Director Plan Agreement
21.1**    List of Subsidiaries
23.1**    Form of Accountant's Consent
24.1**    Power of Attorney (see page II-5)


------------------------

* Previously filed as an exhibit to Semiconductor's Registration Statement on Form 10.
** Previously filed as an exhibit to Semiconductor's Registration Statement on Form S-1.

+ Confidential treatment.

(b) FINANCIAL STATEMENT SCHEDULES

Independent Auditors' Report                                                 S-1

Valuation and Qualifying Accounts and Reserves                               S-2

ITEM 17. UNDERTAKINGS

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions referenced in Item 14 of this Registration Statement or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     The undersigned Registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Act, the information omitted from the form of Prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of Prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Act, each post-effective amendment that contains a form of Prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act, the Registrant has duly caused this Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Milpitas, State of California, on the 23rd day of March, 2000.


                                          C-CUBE SEMICONDUCTOR INC.

                                          By:       /s/ UMESH PADVAL
                                            ------------------------------------
                                                        Umesh Padval
                                             President, Chief Executive Officer
                                                         and Director

     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, AS AMENDED, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED.


          SIGNATURES                                     TITLE                               DATE
          ----------                                     -----                               ----
       /s/ UMESH PADVAL           President and Chief Executive Officer and Director    March 23, 2000
-------------------------------              (Principal Executive Officer)
         Umesh Padval

*                                         Chairman of the Board of Directors            March 23, 2000
-------------------------------
Donald T. Valentine

  /s/ ALEXANDRE A. BALKANSKI                           Director                         March 23, 2000
-------------------------------
    Alexandre A. Balkanski

*                                                      Director                         March 23, 2000
-------------------------------
T. J. Rodgers

*                                                      Director                         March 23, 2000
-------------------------------
Donald McKinney

*                                                      Director                         March 23, 2000
-------------------------------
Baryn S. Futa

*                                                      Director                         March 23, 2000
-------------------------------
Gregorio Reyes

     *By: /s/ ALEXANDRE A.
           BALKANSKI
-------------------------------
    Alexandre A. Balkanski
       Attorney-in-Fact

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of C-Cube Microsystems Inc.:

     We have audited the consolidated financial statements of C-Cube Microsystems Inc. as of December 31, 1999 and 1998, and for each of the three years in the period ended December 31, 1999, and have issued our report thereon dated January 20, 2000 (February 10, 2000, as to Note 17). Our audits also included the consolidated financial statement schedule of C-Cube Microsystems Inc., listed in the Index at Item 14(a)(2). This consolidated financial statement schedule is the responsibility of the Company's management. Our responsibility is to express an opinion based on our audits. In our opinion, such consolidated financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

/s/ DELOITTE & TOUCHE LLP
---------------------------------------------
DELOITTE & TOUCHE LLP

San Jose, California
January 20, 2000

                 VALUATION AND QUALIFYING ACCOUNTS AND RESERVES
              FOR THE YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997

                                                            ADDITIONS
                                                     ------------------------
                                       BALANCE AT    CHARGED TO    CHARGED TO    DEDUCTIONS     BALANCE
                                       BEGINNING     COSTS AND       OTHER          FROM        AT END
                                       OF PERIOD      EXPENSES      ACCOUNTS      RESERVES     OF PERIOD
                                       ----------    ----------    ----------    ----------    ---------
                                                                (IN THOUSANDS)
YEAR ENDED DECEMBER 31, 1999:
  Sales returns allowance............   $13,124       $ 2,439       $    --        $8,798       $ 6,765
  Allowance for doubtful accounts....     3,910           300            --            --         4,210
  Warranty...........................     1,558            97            --           348         1,307

YEAR ENDED DECEMBER 31, 1998:
  Sales returns allowance............   $ 6,740       $12,553       $    --        $6,169       $13,124
  Allowance for doubtful accounts....     3,435           479            --             4         3,910
  Warranty...........................     1,573           316            --           331         1,558

YEAR ENDED DECEMBER 31, 1997:
  Sales returns allowance............   $11,529       $ 3,297       $    --        $8,086       $ 6,740
  Allowance for doubtful accounts....     2,563         1,010            --           138         3,435
  Warranty...........................     1,859           547            --           833         1,573

                                 EXHIBIT INDEX


                              EXHIBIT DESCRIPTION
                              -------------------
 3.1*     Certificate of Incorporation of C-Cube Semiconductor Inc.
 3.2*     Bylaws of C-Cube Semiconductor Inc.
 5.1**    Form of Legal Opinion
 8.1**    Form of Tax Opinion
10.1**    Form of Separation and Distribution Agreement between C-Cube
          Microsystems Inc. and C-Cube Semiconductor Inc.
10.2**    Form of Tax Sharing Agreement between C-Cube Microsystems
          Inc. and C-Cube Semiconductor Inc.
10.3**    Form of Assignment and Assumption Agreement between C-Cube
          Microsystems Inc. and C-Cube Semiconductor Inc.
10.4**    Form of Indemnification and Insurance Matters Agreement
          between C-Cube Microsystems Inc. and C-Cube Semiconductor
          Inc.
10.5**    Form of Transitional Services Agreement between C-Cube
          Microsystems Inc. and C-Cube Semiconductor Inc.
10.6*     Form of Officers' and Directors' Indemnification Agreement.
10.7*     Securities Purchase Agreement by and between C-Cube
          Semiconductor Inc. and Thomson Multimedia S.A. dated as of
          February 11, 2000.
10.8*+    Form of Warrant for Thomson Multimedia S.A.
10.9      2000 Stock Plan
10.10     Form of 2000 Stock Plan Agreement
10.11     2000 Employee Stock Purchase Plan
10.12     Form of 2000 Employee Stock Purchase Plan Agreement
10.13     2000 Director Option Plan
10.14     Form of 2000 Director Plan Agreement
21.1**    List of Subsidiaries
23.1**    Independent Auditors' Consent
24.1**    Power of Attorney (see page II-5)


------------------------

* Previously filed as an exhibit to Semiconductor's Registration Statement on Form 10.
** Previously filed as an exhibit to Semiconductor's Registration Statement on Form S-1.
+ Confidential treatment.